Exhibit 99.68

Mr. Lou Pasubio, C.A.

Vice-president & CFO

Inter-Citic Minerals Inc.

Suite 501, 60 Columbia Way

MARKHAM, Ontario

CANADA, L3R 0C9

(905) 479-5072, X 228

Fax: (905) 479-6397

February 22, 2008

Dear Mr. Pasubio;

CONSENT OF EXPERT

I, D. George Cargill, of Cargill Consulting Geologists Limited, do hereby consent to the use of my name in connection with any document or report, produced by Cargill Consulting Geologists Limited, filed as an exhibit to, and incorporated by reference into, the registration statement on Form 40-F of Inter-Citic Minerals Inc. being filed with the United States Securities and Exchange Commission.

Yours truly,

D. George Cargill, Ph.D., P.Eng.
Consulting Geological Engineer
Cargill Consulting Geologists Limited

501-55 University Ave., Toronto, Ontario M5J 2H7 (416) 947-1817, geocargill2004@yahoo.com